Exhibit (a)(5)(C)
Cindy Gallaher
Trustmark Mutual Holding Company
(847) 283-4065
cindy.gallaher@trustmarkins.com
FOR IMMEDIATE RELEASE
Trustmark Begins Tender Offer to Acquire Health Fitness Corporation
     LAKE FOREST, IL (January 26, 2010) — Trustco Holdings, Inc., an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, today will commence a cash tender offer through its wholly owned subsidiary Trustco Minnesota, Inc., to purchase all outstanding shares of common stock of Health Fitness Corporation (NYSE AMEX: FIT). On January 21, 2010, the companies previously announced a definitive agreement whereby Trustmark would acquire HealthFitness in a cash tender offer and subsequent merger for approximately $97 million on a fully diluted basis.
     Upon the successful closing of the tender offer, shareholders of HealthFitness will receive $8.78 in cash for each share of HealthFitness common stock tendered in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, HealthFitness will operate as a stand-alone business unit reporting through Trustmark.
     Today, Trustmark will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO that provides the terms of the tender offer, and HealthFitness will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of HealthFitness’ Board of Directors that HealthFitness shareholders accept the tender offer and tender their shares in the offer. As previously disclosed, HealthFitness’ Board of Directors has unanimously approved the transaction. Trustmark Mutual Holding Company’s Board of Directors has also unanimously approved the transaction.
     The tender offer will expire at midnight on February 24, 2010, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned upon the tender of a majority of the outstanding shares of HealthFitness’ common stock on a fully diluted basis. The closing is also conditioned upon expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.
About The Trustmark Companies
     Through its subsidiaries and operating divisions, Trustmark provides access to a full spectrum of flexible benefit solutions, including benefits administration, voluntary and group medical benefits, and healthcare management programs. The success of each Trustmark company is based on building and maintaining trust through personal, responsive service and flexible benefit solutions. Visit www.trustmarkcompanies.com.
Important Additional Information

     The tender offer described in this release will commence today. This release is neither an offer to purchase nor a solicitation of an offer to sell securities. Trustmark Mutual Holding Company (“Trustmark”) and its wholly-owned subsidiaries Trustco Holdings, Inc. (“Trustco Holdings”) and Trustco Minnesota, Inc. (“Trustco Minnesota”) will file a tender offer statement on Schedule TO with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Health Fitness Corporation (HealthFitness”) shareholders. INVESTORS AND HEALTHFITNESS SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED BY HEALTHFITNESS WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
     These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Georgeson, Inc. at Georgeson, 199 Water Street — 26th Floor, New York, New York 10038 or by phone at (800) 509-1038 or to Trustmark Mutual Holding Company at Trustmark Companies, 400 Field Drive, Lake Forest, Illinois 60045, Attention: Carol Egan or by phone at (847) 615-1500.

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